Simpson Thacher & Bartlett LLP

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WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

May 8, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura L. Solomon, Senior Counsel

Re:	Franklin Lexington Private Markets Fund et al.
File No. 812-15545

Dear Ms. Solomon:

On behalf of Franklin Lexington Private Markets Fund (the “Fund”) and the other applicants listed in the above-referenced application (together, the “Applicants”), we are hereby submitting for filing by direct electronic transmission under the Investment Company Act of 1940, as amended (the “1940 Act”), an amended and restated application for an order of exemption under Section 6(c) of the 1940 Act seeking an exemption from Section 23(a)(1) of the 1940 Act (the “Amended Application”). The Amended Application includes revisions in response to comments from the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) that were included in your letter dated April 25, 2024 (the “Comment Letter”) to the initial application filed by certain of the Applicants with the Commission on January 31, 2024 (the “Initial Application”).

In addition, we are providing the following responses to the Comment Letter. For convenience of reference, the comments of the Staff have been reproduced herein. Page numbers referenced in the Applicants’ responses contained herein with respect to the Comment Letter correspond with page numbers in the Initial Application. All capitalized terms used but not defined in this letter have the meanings given to them in the Initial Application.

1.

Staff Comment: To the extent the Commission issues a notice of the filing of this application giving interested persons an opportunity to request a hearing on the matter, please indicate whether applicants consent to receive any hearing requests by the e-mail addresses on the cover page of the application. Such e-mail addresses will be included in any notice issued of the application. See Division of Investment Management Staff Statement on Hearing Requests on Applications Filed Under the Investment Company Act of 1940 and the Investment Advisers Act of 1940, IM-INFO-2020-03 (Apr. 2020), https://www.sec.gov/files/im-info-2020-03.pdf.

Response: On behalf of the Applicants, we hereby consent to receive any hearing requests by the e-mail addresses on the cover page of the Amended Application, as well as to the following additional e-mail address: Marc.DeOliveira@franklintempleton.com.

Franklin Lexington Private Markets Fund	Simpson Thacher & Bartlett LLP
May 8, 2024

2.

Staff Comment: In the caption and in the body of the application, following “Franklin Templeton Fund Adviser, LLC” please insert “f/k/a Legg Mason Partners Fund Advisor, LLC” and make conforming changes throughout the application.

Response: On behalf of the Applicants, we confirm that the Amended Application has been updated to reflect this change.

3.

Staff Comment: Please discuss supplementally your proposed inclusion of sub-advisers as applicants, addressing, among any other relevant considerations: (i) whether permitting the assignment of compensation rights to common control affiliates obviates explicit relief for the Existing Sub-Advisers and/or other sub-advisers; and (ii) whether applicants contemplate assigning compensation rights to sub-advisers that are not common control affiliates.

Response: On behalf of the Applicants, we confirm that the Existing Sub-Advisers have been removed as named Applicants in the Amended Application and footnote 11 in the Initial Application has been removed from the Amended Application. After considering the Staff’s comment, as the term “Adviser” in the Amended Application includes “any investment adviser that controls, is controlled by or is under common control with the Existing Adviser and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended[,]” we agree that the Amended Application covers the Existing Sub-Advisers and obviates any need to include the Existing Sub-Advisers as applicants. On behalf of the Applicants, we supplementally confirm that the Applicants do not contemplate assigning compensation rights to sub-advisers that do not fall under the definition of “Adviser” in the Amended Application.

4.

Staff Comment: In footnote 3, in the last sentence, beginning “[t]he Applicants do not differentiate among the various forms of Advisory Fees because . . .”, please revise the sentence as follows (additions are bold and underlined, deletions are bold and stricken through):

For purposes of describing such compensation in this Application, t~~T~~he Applicants do not differentiate among the various forms of Advisory Fees ~~because in~~. In each case, if the relief from Section 23(a)(1) is granted, an Adviser ~~will~~could receive shares in lieu of a dollar amount of Advisory Fees.

Response: On behalf of the Applicants, we confirm that the Amended Application has been updated to reflect these changes.

5.	Staff Comment: On page 2, Section II.A.1., please revise the fifth sentence as follows (additions are bold and underlined, deletions are bold and stricken through):

The Existing Sub-Advisers or another Adviser will serve as the sub-advisers to the Franklin Lexington Fund pursuant to sub-advisory agreements with the ~~investment a~~Adviser to the Franklin Lexington Fund.

Response: On behalf of the Applicants, we confirm that the Amended Application has been updated to remove this sentence entirely in response to comment #3 above.

Franklin Lexington Private Markets Fund	Simpson Thacher & Bartlett LLP
May 8, 2024

6.	Staff Comment: On page 2, Section II.A.2., first paragraph, please include a brief description of the Franklin Lexington Fund’s investment objective.

Response: On behalf of the Applicants, we confirm that the Amended Application has been updated to reflect this additional disclosure.

7.	Staff Comment: On page 2, Section II.A.2., second paragraph, please insert a footnote with the citation to the multi-class order described in the last sentence.

Response: On behalf of the Applicants, we confirm that the Amended Application has been updated to reflect this change.

8.

Staff Comment: On page 3, Section IV., the first paragraph, last sentence, states that “[e]ach Fund will describe this mechanism in its registration statement.” Do Applicants expect that the Funds may engage in private offerings? If so:

a.	In this sentence, immediately after “its registration statement”, please insert “or other offering document used in any private offerings (collectively, the ‘PPM’)”.

b.

On page 3, Section IV., in the second paragraph, sixth sentence, beginning “[t]he Fund will include, in response to any item on the applicable Form for registration of securities . . .”, immediately after “(currently Item 9 of Form N-2)” please insert “and in a similar description contained in a PPM for any private offering”.

c.

On page 6, Section V.B.2, last paragraph, second to last sentence, beginning “[e]ach Fund will publicly disclose the Adviser’s commitment . . .”, immediately after “registration statement” please insert “or PPM”.

d.

On page 7, Section V.B.3., in the third paragraph, second sentence, beginning “[t]he Fund’s registration statement and proxy statements will include . . .”, please change “registration statement” to “registration statements, PPMs”.

e.	On page 9, in Condition 3:

i.	In the first sentence, beginning “[e]ach Fund will disclose in its registration statements and proxy statements . . .”, immediately after “registration statements”, insert “, PPMs”.

ii.

In the last sentence, beginning “[t]he Fund will include, in response to any item on the applicable Form for registration of securities . . .”, immediately after “(currently Item 9 of Form N-2)” insert “and in a similar description contained in a PPM for any private offering”.

Response: On behalf of the Applicants, we supplementally confirm that there is no present intention for a Fund to engage in private offerings. Nevertheless, on behalf of the Applicants, we confirm that the Amended Application has been updated to reflect each change noted above to maintain the flexibility for a Fund to do so.

9.

Staff Comment: On page 5, Section V.A., third paragraph, first sentence, beginning “Section 23(a)(1) of the 1940 Act was enacted in 1940 in response to . . .”, please revise “a then-common practice of” to say “concerns associated with a practice of some”.

Franklin Lexington Private Markets Fund	Simpson Thacher & Bartlett LLP
May 8, 2024

Response: On behalf of the Applicants, we confirm that the Amended Application has been updated to reflect this change.

10.	Staff Comment: On page 7, Section V.C.1., in the first sentence, beginning “[i]n relation to each of the Prospect Order and the KKR Order . . .”, please delete the phrase “relation to each of”.

Response: On behalf of the Applicants, we confirm that the Amended Application has been updated to reflect this change.

11.

Staff Comment: On page 7, Section V.C.1., please briefly discuss the KKR and Prospect relief in the text, including any differences with the relief requested in the application. Please note any other similar precedents.

Response: On behalf of the Applicants, we confirm that the Amended Application has been updated to reflect this additional disclosure. On behalf of the Applicants, we supplementally confirm that there is no other similar precedent at this time.

*  *  *  *

Please call me at (202) 636-5806 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,
/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Kyle R. Ahlgren, Branch Chief
Todd Lebo, Esq., Franklin Templeton
Marc A. De Oliveira, Esq., Franklin Templeton
Jason P. Kahn, Lexington Partners
Rajib Chanda, Esq., Simpson Thacher & Bartlett LLP
David W. Blass, Esq., Simpson Thacher & Bartlett LLP
Debra Sutter, Esq., Simpson Thacher & Bartlett LLP